January 5, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for the fiscal year ended January 3, 2010 Filed March 2, 2010 File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby responds to the comment letter dated December 20, 2010, related to the above-referenced filing. The SEC Staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended January 3, 2010
Note 13. Business Segments, page 99
1.	We have reviewed your responses in your letters dated November 1, 2010 and December 8, 2010 as well as the additional information you provided supplementally. It continues to appear to us that your operating segments exist at a lower level. Please revise your disclosure beginning with your next Form 10-K to reflect this change. To the extent that you believe some of your business units can be aggregated, please provide us with an analysis to support this view.
RESPONSE:
     We respectfully advise the Staff, that we believe strongly in our position that our four operating segments are also our four reportable segments. We believe that our conclusion is consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification (ASC) 280, Segment Reporting and that aggregation is not necessary under our current business structure. While we believe that our current external segment reporting is appropriate and adequate, we have entered into two transactions that, if consummated in 2011, are likely to result in the recasting of the

Securities and Exchange Commission

January 5, 2011

current external segment reporting. These two transactions and their impact on segment reporting are discussed in more detail in this letter.
     To reiterate our prior position on the issue, our chief operating decision maker (CODM) focuses on the segment level detail to manage the business. Our CODM uses available financial data at the current four segment level to allocate resources and to assess the operating results as noted in our prior letters to the SEC Staff including the November 1, 2010 letter and as described during our teleconference call on November 17, 2010 with the SEC Staff. We have consulted extensively with our external auditors, including their national office and we continue to believe, based on examination of the facts and circumstances of how Teledyne operates its business and the current accounting guidance, that Teledyne’s four operating segments are also Teledyne’s four reportable segments. In addition, we continue to believe that the four segments provide sufficient insight to investors as to the Company’s current and future financial performance.
     The following main points raised in our prior letters and in our November 17, 2010 teleconference call with the SEC Staff point out why we feel strongly that our four operating segments are also our four reportable segments and why this structure is consistent with the requirements of ASC 280:
•	Teledyne conducts business in a manner where decisions made by our CODM are at the operating segment level.

•	Segment Presidents are responsible for each operating segment and make decisions affecting the business units that comprise their respective segment. The Segment Presidents report directly to our CODM. The business units’ leaders report to the Segment Presidents and not to our CODM.

•	Our CODM establishes the Company’s goals and objectives including plans for segment performance and decides how to allocate company resources to the four segments to achieve the desired segment growth and overall company objectives. This decision making by our CODM is not done at the business unit level.

•	The Segment Presidents establish goals and objectives for the business units within their respective segment that are consistent with the Company’s overall goals and objectives determined by our CODM.

•	Our CODM uses operating segment financial data to manage the Company but does not use the detailed business unit financial information contained in the Monthly Financial Reports by Business Unit[1] to manage the Company or to allocate resources at the business unit level or to assess performance of individual business units. The lower level financial information that was previously included in for the E&C segment President’s review and analysis is no longer included in the financial reports submitted to the CODM.

[1]	The Monthly Financial Reports by Business Unit package was provided to you in our August 16, 2010 response, pursuant to your request.

Securities and Exchange Commission

January 5, 2011

•	As communicated in our teleconference call, the inclusion of the detailed E&C operating segment financial reporting with the remaining segment reporting was not because the CODM wanted to review the detail at a lower level than the operating segment, but instead to support the needs of the E&C operating segment president. The “Monthly Financial Reports by Business Unit” prior to 2002 did not include E&C business unit discrete financial information. Prior to 2002, the E&C operating segment, had its own financial staff that performed all of the consolidation reporting for the segment and this information was then reported to corporate at the consolidated E&C operating segment level. In 2002, the E&C financial consolidation staff was eliminated as a cost reduction initiative and the corporate financial staff took over responsibility for the consolidation of the E&C operating segment detail.

•	Our CODM also utilizes quarterly business and operation review meetings with segment personnel to gain in depth knowledge as to the operations of the segments. These meetings are held at the corporate headquarters before each Form 10Q or Form 10K is filed.

•	Our CODM communicates regularly with the Segment Presidents on segment objectives and performance. The Board of Directors also receives information related to the Company on a segment basis in each of its meetings.

•	Criteria underlying compensation plans for our CODM are based on the total Company performance and criteria underlying compensation plans for our Segment Presidents are principally based on the performance at each respective operating segment. There is alignment of goals and performance expectations based on responsibilities.

•	Authority is given to our Segment Presidents to hire and terminate employees, determine products and markets to sell into, establish cost reduction initiatives, identify acquisition targets, determine capital spending allocations within the segment, and enter into customer contracts negotiations among other things. Additionally, decisions to reduce costs such as reductions in force are made by the Segment President and reviewed with our CODM. The Segment President has authority and is expected to make decisions that drive performance of the operating segment and such performance is reviewed by our CODM at the segment level and not the business unit level.

Securities and Exchange Commission

January 5, 2011

Recent Events
     The Company has recently announced two transactions that will impact our external segment reporting structure if completed as expected. On December 21, 2010, Teledyne and DALSA Corporation (DALSA) jointly announced that they have entered into a definitive agreement that provides for the acquisition of DALSA Corporation by a wholly-owned subsidiary of Teledyne. The aggregate value for the transaction is approximately CAD $341 million, taking into account DALSA’s stock options and net cash as of September 30, 2010. If all necessary approvals are obtained and the conditions contained in the definitive agreement are satisfied, DALSA and Teledyne expect that the transaction will close in February 2011. For the twelve months ended September 30, 2010, DALSA had sales of approximately CAD $201 million. Under our current external segment reporting structure, this business would become part of the E&C segment.
     On December 14, 2010, Teledyne and AVIC International Holding Corporation (AVIC International) jointly announced that they had entered into an agreement to sell Teledyne’s general aviation piston engine business to Technify Motor (USA) LTD., a subsidiary of AVIC International, for $186 million in cash. Under the transaction, AVIC International will acquire Teledyne Continental Motors, Inc. (“Continental Motors”) and Teledyne Mattituck Services, Inc. The transaction is expected to close near the end of the first quarter or early in the second quarter of 2011. The acquisition of Continental Motors by AVIC International is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and by the U.S. Government’s Committee on Foreign Investment in the United States (CFIUS), as well as obtaining all relevant Chinese Government Approvals. The businesses subject to this sale comprise the entire Aerospace Engines and Components Segment.
     If these two transactions close, it will fundamentally change Teledyne going forward. The transactions would result in the sale of a segment and would increase the size of the Electronics and Communications segment. Completion of these two transactions will cause Teledyne to reassess its external segment reporting structure. Upon successful closure of the two transactions in the first or second quarter of 2011, we will make any necessary changes to our external segment reporting structure.
Conclusion
     As noted in our prior letters and in our November 17 teleconference with the SEC Staff, we believe strongly that our application of ASC 280 in the determination of our operating segments is appropriate and that the primary financial information that our CODM uses to allocate resources and to assess performance is at the segment level. While our CODM previously received some financial data at the business unit level, he did not use the detailed business unit data to allocate resources at the business unit level or to assess performance of individual business units. The Monthly Financial Reports by Business Unit provided to the CODM now only includes segment level detail. In

Securities and Exchange Commission

January 5, 2011

conclusion, our operating segments do not exist at a lower level than our current reportable segments and any aggregation of operating segments into reportable segments would not begin at the business unit level.
     After an extensive and careful review of the relevant accounting literature, including consultation with the Audit Committee of our Board of Directors and our external auditors, including their national office, we believe that our prior conclusions regarding our operating and reporting segment determinations are appropriate.
     However, in light of the announcement of recent transactions noted above, we will reevaluate our external reporting structure upon the successful closure of these two transactions which we expect to result in the recasting of the current E&C segment into two or more reportable segments.
     If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to do so.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
G. Birkenbeuel — Ernst & Young LLP
S. Stokdyk — Latham & Watkins LLP